Exhibit 99.1

Baidu Appoints Dr. Qi Lu as Group President and Chief Operating Officer

BEIJING, January 16, 2017— Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced the appointment of Dr. Qi Lu as Baidu’s Group President and Chief Operating Officer, in charge of products, technology, sales, marketing and operations, effective immediately.

Prior to joining Baidu, Dr. Lu served as Microsoft’s Global Executive Vice President and led one of Microsoft’s three business units.

“We are delighted to welcome Dr. Qi Lu to our senior executive team,” said Robin Li, Baidu’s Chairman and Group CEO, “Dr. Lu possesses a wealth of leadership and management experience, and is a leading authority in the area of artificial intelligence. I am confident that Dr. Lu will make major contributions to the overall strength of our management and technology. To achieve our goals, especially in artificial intelligence, which is a key strategic focus for the next decade, we will need to continue attracting the best global talent. With Dr. Lu on board, we are confident that our strategy will be executed smoothly and Baidu will become a world-class technology company and global leader in AI.”

“I am delighted to join Baidu,” said Dr. Lu. “Baidu is well known as one of China’s top technology companies, and is already recognized on the global stage as a leader in AI. I am excited to help realize Baidu’s visionary AI strategy. To be part of Baidu’s evolution into a world-class technology company for the AI-era is a tremendous opportunity. Under Robin’s leadership, I look forward to working with the entire Baidu team to create a true global technology leader.”

Dr. Lu received bachelor and master degrees in computer science from Fudan University in Shanghai and a PhD in computer science from Carnegie Mellon University. He holds over 40 US patents and has authored many papers in his field. He joined Yahoo! in 1998 and later became Senior Vice President in charge of search and advertising technologies, and subsequently became Executive Vice President in 2007. In 2009 he joined Microsoft as President of its Online Services Group. In 2013, Dr. Lu was appointed as Microsoft’s Global Executive Vice President and was put in charge of its Office business.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese, Japanese and other Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law

For investor inquiries, please contact:

China

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958